Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Noble Energy, Inc.:

We consent to the incorporation by reference in this registration statement on Form S-8 of Noble Midstream Partners LP of our report dated April 1, 2016, with respect to the combined balance sheets of Noble Midstream Partners LP Predecessor as of December 31, 2015 and 2014, and the related combined statements of operations and comprehensive income, changes in parent net investment, and cash flows for the years then ended, which report appears in the Registration Statement No. 333-207560 on Form S-1 of Noble Midstream Partners LP.

Our report refers to a change in the method of accounting for computing depreciation to the straight-line method of depreciation.

(signed) KPMG LLP

Houston, Texas

October 27, 2016